Exhibit 99.2

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Semi-Annual Dividend

Toronto, Ontario (March 31, 2014) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that the Company’s Board of Directors has declared a semi-annual dividend of US$0.10 per common share. This represents the Company’s 9th consecutive semi-annual dividend and once again demonstrates its commitment to returning value to shareholders. Including the current dividend, the Company has paid a total of $84 million in dividends to shareholders over the past five years.

“While many industry participants have reduced their dividends due to lower gold prices, Alamos has maintained its dividend at the same level, reflecting both our financial strength and our ability to continue to generate strong cash flows from the Mulatos Mine. With over $410 million in cash and no debt, we have one of the strongest balance sheets in the industry and the ability to internally fund our growth pipeline,” said John A. McCluskey, President and Chief Executive Officer.

The dividend is payable on April 30, 2014 to shareholders of record as of the close of business on April 15, 2014. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of March 28, 2014, Alamos had 127,357,488 common shares outstanding (139,229,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.